UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                          Form 40-F  __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  September 29, 2010

By: /s/ Burgess H. Hildreth   _______________________

Burgess H. Hildreth, Senior Vice President Administration

TSX SYMBOL:  ITP

INTERTAPE POLYMER GROUP INC. WILL APPEAL JURY VERDICT IN LITIGATION WITH INSPIRED TECHNOLOGIES, INC.

Bradenton, Florida – September 29, 2010 – Intertape Polymer Group Inc. (TSX: ITP) (the “Company”) announced today that it intends to appeal the judgment entered against its subsidiary, Intertape Polymer Corp. (“Intertape”), in the case of Intertape Polymer Corp. v. Inspired Technologies, Inc. (“ITI”) pending in the United States District Court for the Middle District of Florida.  The case principally involved claims for breach of contract asserted by both parties.

Yesterday the jury in the case reached a decision that Intertape had breached certain obligations under agreements between the parties relating to Intertape’s production and supply of products to ITI.  As part of this decision, the jury concluded that ITI should be awarded damages based on the decrease in the value of ITI when it sold its assets, and, on this basis, awarded ITI damages in the amount of $13,150,000.

The Company is disappointed with the jury’s decision.  The Company firmly believes that ITI’s allegations were unfounded, that there was no competent evidence to justify the amount of the damage award, and that such damages are unsupportable as a matter of law.

The Company will promptly file an appeal with the 11th Circuit Court of Appeals and vigorously seek reversal of the judgment.  The execution of the judgment will be stayed during the appeal process upon posting of an appellate bond.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,000 employees with operations in 16 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995.  Such forward-looking statements include statements regarding the Company’s appeal.  These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the Company’s expected results.  These risks include, but are not limited to, the fact that the jury’s verdict may be upheld on appeal.  Additional risk factors are contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission.  While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison

Rick Leckner

514-731-0000